FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Consolidated Financial Results for the Third Quarter Ended December 31, 2004

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February 04, 2005

Commission File Number      09929

Mitsui & Co., Ltd.

(Translation of registrant’s name into English)

2-1, Ohtemachi 1-chome Chiyoda-ku, Tokyo 100-0004     Japan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F     ✓       Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes             No     ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ______

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 4, 2005

MITSUI & CO., LTD.
By:	/s/ Tasuku Kondo
	Name:	Tasuku Kondo
	Title:	Executive Director Executive Vice President Chief Financial Officer

Consolidated Financial Results for the Third Quarter Ended December 31, 2004

(Accounting Principles Generally Accepted in the United States of America)
(Unaudited)

Mitsui & Co., Ltd. and Subsidiaries
(Web Site : http://www.mitsui.co.jp)

President and Chief Executive Officer, Shoei Utsuda
Investor Relations Contacts: Satoshi Tanaka, General Manager, Investor Relations Division

Financial Highlights for the Third Quarter Ended December 31, 2004
(from April 1, 2004 to December 31, 2004)

						(Reference)
(Millions of yen)						(Millions of yen)
	Three-month period	Nine-month period ended	Nine-month period ended			Forecast for the fiscal year
	ended December 31,	December 31,	December 31,		Increase/(Decrease)	ending March 31, 2005
	2004	2004	2003

Revenues	941,392	2,671,973	2,146,882		525,091
Gross Profit	175,425	527,933	446,599		81,334
Income from Continuing Operations before Income Taxes, Minority Interests and Equity in Earnings	11,695	130,717	76,124		54,593
Net Income	22,802	84,903	51,864		33,039	110,000

Total Trading Transactions	3,461,486	10,184,403	8,982,948		1,201,455	13,500,000

	December 31, 2004	March 31, 2004	Increase/(Decrease)

Total Assets	7,408,357	6,716,028	692,329
Shareholders’ Equity	1,053,211	963,278	89,933
Shareholders’ Equity Ratio	14.2%	14.3%	(0.1pt	)
Net Interest-bearing Debt (after deduction of cash and cash equivalents)	2,825,777	2,675,539	150,238
Debt to Equity Ratio (net)	2.68	2.78	0.10pt
Current Ratio	131.8%	129.7%	2.1pt

Notes:
1.	For the year ended March 31, 2004, the revenue presentation was changed in the Statements of Consolidated Income in a manner consistent with the accounting guidance in Financial Accounting Standards Board (“FASB”) Emerging Issues Task Force Issue (“EITF”) No. 99-19, “Reporting Revenue Gross as a Principal versus Net as an Agent.” The figures in the Statements of Consolidated Income for the nine-month period ended December 31, 2003 have been restated to conform to the current period presentation.
2.	In accordance with Statement of Financial Accounting Standards (“SFAS”) No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” the figures for the nine-month period ended December 31, 2003 relating to discontinued operations have been reclassified.
3.	Effective April 1, 2003, Mitsui & Co., Ltd. and its subsidiaries (the “companies”) adopted SFAS No. 143, “Accounting for Asset Retirement Obligations ,” and the cumulative effect adjustment upon the adoption is separately presented on a net-of-tax basis in the Statements of Consolidated Income.
4.	Number of consolidated subsidiaries and associated companies accounted for by the equity method Consolidated subsidiaries : 431, Associated companies accounted for by the equity method : 304
5.	Total trading transactions is a voluntary disclosure and represents the gross transaction volume or the nominal aggregate value of the sales contracts in which the companies act as principal and transactions in which the companies serve as agent.
Total trading transactions is not meant to represent sales or revenues in accordance with U.S. GAAP.
The companies have included the information concerning total trading transactions because it is used by similar Japanese trading companies as an industry benchmark, and the companies believe it is a useful supplement to results of operations data as a measure of the companies’ performance compared to other similar Japanese trading companies. Total trading transactions is included in the measure of segment profit and loss reviewed by the chief operating decision maker.

A Cautionary Note on Forward-Looking Statements:
This report contains statements (including figures) regarding Mitsui & Co., Ltd. (“Mitsui”)’s corporate strategies, objectives, and views of future developments that are forward-looking in nature and are not simply reiterations of historical facts. These statements are presented to inform stakeholders of the views of Mitsui’s management but should not be relied on solely in making investment and other decisions. You should be aware that a number of important risk factors could lead to outcomes that differ materially from those presented in such forward-looking statements. These include, but are not limited to, (i) changes in economic conditions that may lead to unforeseen developments in markets for products handled by Mitsui, (ii) fluctuations in currency exchange rates that may cause unexpected deterioration in the value of transactions, (iii) adverse political developments that may create unavoidable delays or postponement of transactions and projects, (iv) changes in laws, regulations, or policies in any of the countries where Mitsui conducts its operations that may affect Mitsui’s ability to fulfill its commitments, and (v) significant changes in the competitive environment. In the course of its operations, Mitsui adopts measures to control these and other types of risks, but this does not constitute a guarantee that such measures will be effective.

Statements of Consolidated Income

(for the nine-month period ended December 31, 2004 and 2003)
(Unaudited)

(Millions of Yen)

	Nine-Month	Nine-Month	Comparison with
	Period Ended	Period Ended	previous period
	December 31,	December 31,
	2004	2003	Increase/(Decrease)
		As restated	Amount	%

Revenues	¥2,671,973	¥2,146,882	¥525,091	24.5
Cost of Revenues	2,144,040	1,700,283	443,757

Gross Profit	527,933	446,599	81,334	18.2

Other Expenses (Income):
Selling, general and administrative	380,363	356,664	23,699
Provision for doubtful receivables	7,890	3,950	3,940
Interest (income) expense — net	304	390	(86)
Dividend income	(17,092)	(14,979)	(2,113)
Gain on sales of securities — net	(32,437)	(13,764)	(18,673)
Loss on write-down of securities	10,009	7,652	2,357
(Gain) loss on disposal or sales of property and equipment — net	(2,718)	8	(2,726)
Impairment loss of long-lived assets	13,133	10,958	2,175
Compensation and other charges related to DPF incident	32,000	—	32,000
Other expense — net	5,764	19,596	(13,832)

Total other expenses	397,216	370,475	26,741

Income from Continuing Operations before Income Taxes, Minority Interests and Equity in Earnings	130,717	76,124	54,593	71.7

Income Taxes	82,897	41,076	41,821

Income from Continuing Operations before Minority Interests and Equity in Earnings	47,820	35,048	12,772	36.4
Minority Interests in Earnings of Subsidiaries	(10,875)	(4,954)	(5,921)
Equity in Earnings of Associated Companies — Net (After Income Tax Effect)	47,246	29,119	18,127	62.3

Income from Continuing Operations	84,191	59,213	24,978	42.2
Income (Loss) from Discontinued Operations — Net (After Income Tax Effect)	712	(5,064)	5,776
Cumulative Effect of Change in Accounting Principle (After Income Tax Effect)	—	(2,285)	2,285

Net Income	¥84,903	¥51,864	¥33,039	63.7

Summary of Changes in Equity from Nonowner Sources (Comprehensive Income (Loss)):
Net income	¥84,903	¥51,864	¥33,039

Other comprehensive income (loss) (after income tax effect):
Unrealized holding gains (losses) on available-for-sale securities	12,229	41,453	(29,224)
Foreign currency translation and other adjustments	6,081	(9,145)	15,226

Changes in equity from nonowner sources	¥103,213	¥84,172	¥19,041

Note :	In accordance with the Securities and Exchange Commission (“SEC”) Regulation S-X and EITF No. 99-19, the companies have classified their revenues by major class and reported certain revenue transactions with corresponding costs on a gross basis. The prior period figures of “Revenues” and “Cost of revenues” have been restated to conform to the current period presentation.

Statements of Consolidated Income
(for the three-month period ended December 31, 2004 and 2003)
(Unaudited)

(Millions of Yen)

			Comparison with
		Three-Month	previous period
	Three-Month	Period Ended
	Period Ended	December 31	Increase/(Decrease)
	December 31	2003
	2004	As restated	Amount	%

Revenues	¥941,392	¥706,716	¥234,676	33.2
Cost of Revenues	765,967	552,577	213,390

Gross Profit	175,425	154,139	21,286	13.8

Other Expenses (Income):
Selling, general and administrative	129,564	118,861	10,703
Provision for doubtful receivables	4,201	361	3,840
Interest (income) expense — net	661	(1,117)	1,778
Dividend income	(3,421)	(4,143)	722
Gain on sales of securities — net	(8,115)	(2,701)	(5,414)
Loss on write-down of securities	1,973	1,091	882
(Gain) loss on disposal or sales of property and equipment — net	(2,275)	(454)	(1,821)
Impairment loss of long-lived assets	4,536	3,997	539
Compensation and other charges related to DPF incident	32,000	—	32,000
Other expense — net	4,606	8,293	(3,687)

Total other expenses	163,730	124,188	39,542

Income from Continuing Operations before Income Taxes, Minority Interests and Equity in Earnings	11,695	29,951	(18,256)	(61.0)

Income Taxes	6,398	15,567	(9,169)

Income from Continuing Operations before Minority Interests and Equity in Earnings	5,297	14,384	(9,087)	(63.2)
Minority Interests in Earnings of Subsidiaries	(3,508)	(1,372)	(2,136)
Equity in Earnings of Associated Companies — Net (After Income Tax Effect)	21,013	13,023	7,990	61.4

Income from Continuing Operations	22,802	26,035	(3,233)	(12.4)
Income (Loss) from Discontinued Operations — Net (After Income Tax Effect)	—	7	(7)

Net Income	¥22,802	¥26,042	¥(3,240)	(12.4)

Summary of Changes in Equity from Nonowner Sources (Comprehensive Income (Loss)):
Net income	¥22,802	¥26,042	¥(3,240)

Other comprehensive income (loss) (after income tax effect):
Unrealized holding gains (losses) on available-for-sale securities	17,763	(1,527)	19,290
Foreign currency translation and other adjustments	(13,888)	136	(14,024)

Changes in equity from nonowner sources	¥26,677	¥24,651	¥2,026

Note:
In accordance with the Securities and Exchange Commission (“SEC”) Regulation S-X and EITF No. 99-19, the companies have classified their revenues by major class and reported certain revenue transactions with corresponding costs on a gross basis. The prior period figures of “Revenues” and “Cost of revenues” have been restated to conform to the current period presentation.

Condensed Consolidated Balance Sheets
(Unaudited)

(Millions of Yen)

	December 31,	March 31,	Increase/
	2004	2004	(Decrease)

ASSETS

Current Assets:
Cash and marketable securities	¥653,160	¥714,346	(¥61,186)
Trade receivables, less allowance for doubtful receivables	2,671,137	2,338,105	333,032
Inventories	584,821	513,016	71,805
Other current assets	461,924	369,007	92,917

Total current assets	4,371,042	3,934,474	436,568

Investments and Non-current Receivables:
Investments in and advances to associated companies and other investments	1,541,773	1,343,710	198,063
Non-current receivables, less allowance for doubtful receivables, and property leased to others	585,350	605,659	(20,309)

Total investments and other non-current receivables	2,127,123	1,949,369	177,754

Property and Equipment, less Accumulated Depreciation	649,492	599,139	50,353

Other Assets	260,700	233,046	27,654

Total	¥7,408,357	¥6,716,028	¥692,329

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current Liabilities:
Short-term debt and current maturities of long-term debt	¥879,837	¥1,004,421	(¥124,584)
Trade payables	1,952,028	1,668,197	283,831
Other current liabilities	484,748	361,167	123,581

Total current liabilities	3,316,613	3,033,785	282,828

Long-term Debt, less Current Maturities	2,783,548	2,541,221	242,327

Other Liabilities	161,168	99,683	61,485

Minority Interests	93,817	78,061	15,756

Shareholders’ Equity:
Common stock	192,493	192,487	6
Capital surplus	288,046	287,763	283
Retained earnings:
Appropriated for legal reserve	37,378	36,633	745
Unappropriated	619,439	549,521	69,918
Accumulated other comprehensive income (loss):
Unrealized holding gains and losses on available- for-sale securities	81,958	69,729	12,229
Foreign currency translation adjustments and other	(165,112)	(171,193)	6,081

Total accumulated other comprehensive loss	(83,161)	(101,464)	18,303

Treasury stock, at cost	(991)	(1,662)	671

Total shareholders’ equity	1,053,211	963,278	89,933

Total	¥7,408,357	¥6,716,028	¥692,329

Note:
Mineral rights are classified as “Property and Equipment, less Accumulated Depreciation” at December 31, 2004, which were formerly included in “Other Assets.”
The figures at March 31, 2004 have been reclassified to conform to the current period presentation.

Operating Segment Information
(Unaudited)

Nine-month period ended December 31, 2004 (from April 1, 2004 to December 31, 2004)
(Millions of Yen)

	Metal	Machinery,			Consumer	Logistics &			Other			Adjustments
	Products	Electronics &			Products	Financial			Overseas			and	Consolidated
	& Minerals	Information	Chemical	Energy	& Services	Markets	Americas	Europe	Areas	Total	All Other	Eliminations	Total

Total Trading Transactions:
External customers	1,941,631	1,945,478	1,403,360	1,041,741	1,999,019	70,915	897,678	294,142	577,100	10,171,064	16,948	(3,609)	10,184,403
Intersegment	180,930	92,258	298,563	79,743	65,535	3,363	360,622	278,199	753,117	2,112,330	8,051	(2,120,381)	—

Total	2,122,561	2,037,736	1,701,923	1,121,484	2,064,554	74,278	1,258,300	572,341	1,330,217	12,283,394	24,999	(2,123,990)	10,184,403

Gross Profit	87,026	93,227	62,680	56,002	115,568	36,091	34,824	15,189	18,877	519,484	8,704	(255)	527,933

Operating Income (Loss)	48,409	16,096	16,540	28,534	25,891	13,833	9,797	1,862	6,088	167,050	(1,469)	(25,901)	139,680

Net Income (Loss)	35,643	20,625	(7,690)	30,653	15,303	9,173	10,506	2,961	10,719	127,893	723	(43,713)	84,903

Total Assets at December 31, 2004	1,232,279	1,254,747	771,316	817,784	1,167,866	362,854	434,479	288,636	256,123	6,586,084	2,217,944	(1,395,671)	7,408,357

Nine-month period ended December 31, 2003 (from April 1, 2003 to December 31, 2003)
(Millions of Yen)

	Metal	Machinery,			Consumer	Logistics &			Other			Adjustments
	Products	Electronics &			Products	Financial			Overseas			and	Consolidated
	& Minerals	Information	Chemical	Energy	& Services	Markets	Americas	Europe	Areas	Total	All Other	Eliminations	Total

Total Trading Transactions:
External customers	1,606,001	1,903,330	1,130,277	1,017,101	1,947,007	61,137	606,286	251,500	453,501	8,976,140	16,834	(10,026)	8,982,948
Intersegment	210,370	94,222	262,197	86,396	101,233	20,175	341,599	229,256	582,837	1,928,285	7,309	(1,935,594)	—

Total	1,816,371	1,997,552	1,392,474	1,103,497	2,048,240	81,312	947,885	480,756	1,036,338	10,904,425	24,143	(1,945,620)	8,982,948

Gross Profit	54,879	91,364	69,442	39,514	101,003	23,450	29,796	13,841	16,958	440,247	7,273	(921)	446,599

Operating Income (Loss)	20,233	17,818	26,359	15,308	19,584	6,904	6,218	1,672	3,933	118,029	(1,956)	(30,088)	85,985

Net Income (Loss)	16,280	14,181	9,991	18,886	12,839	3,219	(1,544)	674	7,738	82,264	(781)	(29,619)	51,864

Total Assets at December 31, 2003	1,007,109	1,271,533	621,874	598,253	1,143,056	336,416	371,052	238,997	218,163	5,806,453	2,072,461	(1,191,931)	6,686,983

Three-month period ended December 31, 2004 (from October 1, 2004 to December 31, 2004)
(Millions of Yen)

	Metal	Machinery,			Consumer	Logistics &			Other			Adjustments
	Products	Electronics &			Products	Financial			Overseas			and	Consolidated
	& Minerals	Information	Chemical	Energy	& Services	Markets	Americas	Europe	Areas	Total	All Other	Eliminations	Total

Total Trading Transactions:
External customers	673,259	625,161	498,912	381,393	666,952	28,141	302,742	97,505	187,076	3,461,141	5,057	(4,712)	3,461,486
Intersegment	63,568	18,744	92,709	26,917	10,162	1,263	118,954	72,678	275,104	680,099	2,725	(682,824)	—

Total	736,827	643,905	591,621	408,310	677,114	29,404	421,696	170,183	462,180	4,141,240	7,782	(687,536)	3,461,486

Gross Profit	29,938	30,694	23,466	14,171	37,842	13,902	11,499	4,800	6,281	172,593	2,928	(96)	175,425

Operating Income (Loss)	17,129	4,232	8,148	5,164	8,180	4,373	3,192	234	1,994	52,646	(1,044)	(9,942)	41,660

Net Income (Loss)	13,629	3,778	(14,065)	6,914	5,567	2,543	3,509	416	3,727	26,018	556	(3,772)	22,802

Three-month period ended December 31, 2003 (from October 1, 2003 to December 31, 2003)
(Millions of Yen)

	Metal	Machinery,			Consumer	Logistics &			Other			Adjustments
	Products	Electronics &			Products	Financial			Overseas			and	Consolidated
	& Minerals	Information	Chemical	Energy	& Services	Markets	Americas	Europe	Areas	Total	All Other	Eliminations	Total

Total Trading Transactions:
External customers	551,477	628,388	396,161	342,050	679,048	19,209	183,672	80,692	152,474	3,033,171	5,240	(1,564)	3,036,847
Intersegment	76,869	15,359	70,078	32,224	41,724	4,076	112,331	73,915	197,859	624,435	2,451	(626,886)	—

Total	628,346	643,747	466,239	374,274	720,772	23,285	296,003	154,607	350,333	3,657,606	7,691	(628,450)	3,036,847

Gross Profit	18,154	29,350	26,207	14,248	36,875	7,866	8,891	4,720	5,364	151,675	2,514	(50)	154,139

Operating Income (Loss)	6,953	6,143	11,426	6,278	9,139	2,721	1,753	693	701	45,807	(409)	(10,481)	34,917

Net Income (Loss)	5,394	3,227	3,697	8,474	6,753	1,597	(1,432)	230	2,429	30,369	718	(5,045)	26,042

Notes:
1.	In accordance with SFAS No.144, the figures of “Consolidated Total” for the three-month period ended December 31, 2003 and the nine-month period ended December 31, 2003 have been reclassified.
The reclassifications to “Income (Loss) from Discontinued Operations — Net (After Income Tax Effect)” are included in “Adjustments and Eliminations.”
2.	Effective April 1, 2004, the companies integrated the business operations of their domestic branches and offices into business units in the Head Office, reorganized business units in the Head Office, and the composition of reportable operating segments was changed in the three-month period ended December 31, 2004 and the nine-month period ended December 31, 2004. The operating segment information for the three-month period ended December 31, 2003 and the nine-month period ended December 31, 2003 have been restated to conform to the current period presentation. The primary changes are as follows:
(a)	The former “Domestic Branches and Offices” was abolished and transferred to each product-focused operating segment in the Head Office based on the nature of previous operations.
(b)	Certain operations, which had been included in “Metal Products & Minerals” and “All Other”, were reported as “Logistics & Financial Markets.”
(c)	The media-related businesses oriented to consumers, which had been included in “Machinery, Electronics & Information,” were transferred to “Consumer Products & Services.”
3.	Operating Income (Loss) reflects the companies’ a) Gross Profit, b) Selling, general and administrative expenses, and c) Provision for doubtful receivables.